Mail Stop 7010

      July 21, 2005

via U.S. mail and facsimile

Bernard Kasriel
Chief Executive Officer
Lafarge
61, rue des Belles Feuilles
75116 Paris
France

	RE:	Lafarge
		Form 20-F for the fiscal year ended December 31, 2004
		Filed March 25, 2005
		File No. 1-15218

Dear Mr. Kasriel:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at
(202) 551-3736 or, in her absence, to the undersigned at (202)
551-
3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
??

??

??

??

Mr. J. Gordon Beittenmiller
March 25, 2005
Page 1 of 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE